FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 3, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO UPDATES PRE-FEASIBILITY DRILLING RESULTS AT ITS
TWANGIZA PROJECT

Drilling results include 108.50 metres grading 2.42 g/t Au, 70.60 metres grading 2.68 g/t
Au, 30.89 metres grading 7.22 g/t Au, 44.00 metres grading 2.36 g/t Au, 30.00 metres grading 2.83 g/t Au and 13.59 metres grading 10.32 g/t Au

Toronto, Canada – April 2, 2008 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to announce further results from the Company's ongoing pre-feasibility, core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received for an additional 58 core holes, which have been drilled at the Twangiza North and Twangiza Main deposits since the previous drilling update in September 2007.

Highlights include:

•	Hole TDD139 intersected 9.00 metres grading 10.71 g/t Au from 41.00 metres
•	Hole TDD150 intersected 30.89 metres grading 7.22 g/t Au from 49.49 metres
•	Hole TDD168 intersected 13.59 metres grading 10.32 g/t Au from 48.24 metres
•	Hole TDD182 intersected 70.60 metres grading 2.68 g/t Au from 0.00 metres
•	Hole TDD184 intersected 23.22 metres grading 3.67 g/t Au from 0.00 metres
•	Hole TDD187 intersected 44.00 metres grading 2.36 g/t Au from 0.00 metres
•	Hole TDD188 intersected 30.00 metres grading 2.83 g/t Au from 16.00 metres
•	Hole TDD189 intersected 108.50 metres grading 2.42 g/t Au from 0.00 metres

The current drilling program is part of the pre-feasibility study being undertaken at Twangiza with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study, which is due for completion in June 2008. To accomplish this, the Company has now increased the number of drill rigs operating at Twangiza to six.

Twangiza currently has an estimated Measured Mineral Resource of 1,315,000 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Mineral Resource of 2,558,000 ounces of gold (39,119,000 tonnes grading 2.03 g/t Au) and Inferred Mineral Resource of 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au). These Mineral Resources were determined using the assay results from drill holes TDD001 to TDD173. Reference is made to Banro's press release dated January 15, 2008 (a copy of which can be obtained from SEDAR at www.sedar.com).

Commenting on these drilling results at Twangiza, Mike Prinsloo, President and C.E.O. of the Company, said: "These drilling results are encouraging with excellent conversion of

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Inferred Mineral Resources into the Measured and Indicated categories. The ongoing pre-feasibility study is proceeding well and we are on track for completion of this study by the end of June 2008. We are also making good progress on our other advanced gold project at Namoya, where the infill drilling program for the pre-feasibility study has been completed. The Namoya study is also due for completion in June 2008."

A locality plan of the reported drill holes is found accompanying this press release on the Company's web site at http://www.banro.com/i/pdf/2008-04-02_NRM.pdf .

Results from the core holes are tabulated in the following table:

						MINERALIZATION
HOLE	EASTINGS	NORTHING	AZIMUTH	INCL.	FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(o)	(o)	(m)	(m)	(m)	(g/t)
TDD132	693196	9683529	70	-50	No significant mineralization
TDD133	692798	9684869	70	-50	32.00	39.00	7.00	1.13
					48.00	50.00	2.00	0.99
TDD134	693120	9684051	250	-50	249.00	250.00	1.00	6.02
					262.00	266.00	4.00	0.95
					269.85	272.00	2.15	3.60
					303.00	305.00	2.00	1.23
TDD135	693144	9683618	70	-50	75.10	78.00	2.90	0.53
TDD136	693420	9682864	70	-55	3.00	17.47	14.47	2.80
					93.00	100.00	7.00	0.75
					108.00	110.00	2.00	1.63
					116.00	119.00	3.00	3.01
					121.95	123.00	1.05	4.06
					127.00	129.30	2.30	0.63
					240.00	245.00	5.00	0.61
TDD137	693103	9684149	250	-50	203.00	208.30	5.30	0.65
					222.00	224.00	2.00	1.80
					227.00	228.00	1.00	0.99
TDD138	692801	9684935	70	-57	No significant mineralization
TDD139	692890	9684447	70	-50	41.00	50.00	9.00	10.71
TDD140	693257	9685166	250	-50	64.89	66.00	1.11	0.63
					154.00	155.00	1.00	0.69
TDD141	693352	9684732	250	-50	9.40	14.85	5.45	0.69
					141.00	143.00	2.00	0.68
TDD142	693509	9684370	250	-50	No significant mineralization
TDD143	692948	9684166	70	-53	26.60	30.40	3.80	0.55
					53.00	55.00	2.00	1.65

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					61.95	67.00	5.05	1.16
TDD144	692900	9684151	70	-60	50.00	61.00	11.00	1.29
					79.00	86.00	7.00	2.32
					109.00	119.00	10.00	0.96
					131.00	133.00	2.00	4.18
					149.40	151.20	1.80	0.95
TDD145	692818	9684359	70	-62	103.52	104.52	1.00	2.22
					194.00	202.00	8.00	2.18
					206.00	214.00	8.00	1.19
					221.00	223.72	2.72	0.80
					226.45	227.45	1.00	0.97
TDD146	693179	9683632	70	-50	40.00	41.00	1.00	0.69
					50.00	51.00	1.00	0.53
					141.00	142.40	1.40	1.14
TDD147	692858	9684291	70	-57	38.00	39.29	1.29	0.68
					69.43	71.33	1.90	1.16
					162.00	167.44	5.44	2.59
TDD148	692927	9684315	70	-56	9.00	16.00	7.00	7.64
					32.00	34.00	2.00	0.57
					41.00	45.69	4.69	1.95
TDD149	692855	9684126	70	-65	33.60	34.62	1.02	1.95
					109.58	117.00	7.72	1.12
					129.00	132.00	3.00	3.15
					204.00	206.00	2.00	8.26
TDD150	692861	9684529	70	-55	49.49	80.38	30.89	7.22
TDD151	692800	9684619	70	-53	95.00	103.00	8.00	2.83
					109.20	111.00	1.80	2.29
					116.00	117.00	1.00	1.26
					120.00	121.00	1.00	1.06
					124.00	125.00	1.00	10.10
TDD152	692861	9684373	70	-59	30.00	35.00	5.00	0.65
					114.30	126.00	11.70	1.84
					132.00	143.48	11.48	4.65
TDD153	692835	9684514	70	-68	9.00	10.00	1.00	0.87
					44.00	46.00	2.00	0.65
					123.90	124.90	1.00	8.54
					140.65	145.35	4.70	13.82
TDD154	692739	9684766	70	-57	136.65	138.40	1.75	5.07
					142.17	145.00	2.83	0.87
					147.78	148.78	1.00	2.08
					151.78	153.78	2.00	4.20
					158.65	161.65	3.00	5.92
TDD155	692815	9684315	70	-60	123.00	124.00	1.00	1.25
					214.20	216.00	1.80	3.55
					221.00	228.90	7.90	6.82
					232.00	240.00	8.00	10.77
TDD156	692868	9684567	70	-53	29.48	47.00	17.52	2.71
					53.00	56.74	3.74	0.86
TDD157	692976	9684025	70	-55	15.10	16.00	0.90	0.89

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					44.00	45.00	1.00	0.63
TDD158	692925	9684050	70	-63	27.08	28.66	1.58	0.89
					46.18	48.60	2.42	4.57
					69.00	77.00	8.00	5.60
					81.70	83.80	2.10	1.55
					111.55	112.45	0.90	2.04
					140.53	143.00	2.47	1.51
					179.38	183.00	3.62	0.66
					189.27	191.28	2.01	0.52
TDD159	692860	9684177	70	-58	76.00	78.20	2.20	0.66
					83.30	85.29	1.99	3.89
					134.00	135.00	1.00	1.08
					157.75	158.50	0.75	4.02
					163.00	167.00	4.00	1.20
					170.00	171.00	1.00	2.84
					203.47	204.32	0.85	1.42
					210.61	226.00	15.39	0.97
					230.18	234.00	3.82	3.61
					243.75	248.72	4.97	0.97
TDD160	692920	9684011	70	-61	43.30	51.00	7.70	1.66
					103.96	118.00	14.04	1.79
					138.00	144.00	6.00	1.23
					171.00	173.12	2.12	0.66
TDD161	692837	9684061	70	-60	126.00	130.50	4.50	0.53
					156.00	157.00	1.00	2.09
					186.00	188.00	2.00	1.54
					192.00	197.00	5.00	0.93
					219.00	223.12	4.12	2.40
TDD162	692816	9684425	70	-62	15.30	16.00	0.70	0.89
					63.46	64.46	1.00	0.58
TDD163	693242	9683173	70	-56	3.00	10.00	7.00	1.04
					35.00	37.00	2.00	4.71
					99.00	119.22	20.22	2.01
TDD164	693318	9683193	70	-55	37.00	41.00	4.00	4.68
TDD165	692933	9684286	70	-56	22.66	26.97	4.31	4.15
					35.00	43.00	8.00	7.02
					46.00	48.91	2.91	1.34
					61.70	63.54	1.84	0.65
TDD166	693188	9683228	70	-62	10.34	12.88	2.54	1.61
					86.53	89.71	3.19	1.27
					94.00	95.00	1.00	1.09
					98.00	99.00	1.00	1.62
					181.00	182.15	1.15	1.70
					189.00	190.45	1.45	5.50
TDD167	693307	9683261	70	-57	17.00	20.00	3.00	1.25
					22.40	25.40	3.00	4.56
TDD168	693341	9683112	70	-60	0.00	18.00	18.00	1.48
					28.74	31.74	3.00	0.82
					39.00	40.00	1.00	14.60

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					48.24	61.83	13.59	10.32
TDD169	692772	9684910	70	-68	68.50	71.30	2.80	1.09
					78.00	79.00	1.00	1.80
					83.00	84.00	1.00	1.15
TDD170	693390	9682819	70	-60	2.00	5.00	3.00	1.85
					35.00	36.00	1.00	4.50
					40.00	42.00	2.00	1.30
					47.00	48.00	1.00	1.45
					152.00	153.00	1.00	0.99
					181.00	182.00	1.00	1.09
					233.60	234.00	0.40	1.45
					245.00	245.91	0.91	1.41
TDD171	693296	9683098	70	-59	0.00	5.80	5.80	3.89
					22.00	28.00	6.00	0.88
					67.00	71.00	4.00	0.80
					88.95	107.50	18.55	2.49
TDD172	693218	9683236	70	-57	63.00	69.28	6.28	1.73
					81.00	87.00	6.00	2.35
TDD173	693326	9682938	70	-55	27.00	37.00	10.00	4.47
					67.00	71.70	4.70	4.71
					75.70	79.70	4.00	0.97
					83.70	85.70	2.00	3.06
					101.60	102.18	0.58	2.53
					126.00	127.00	1.00	1.13
					129.00	130.00	1.00	0.82
TDD174	693209	9683119	70	-56	34.60	35.60	1.00	0.91
					51.38	54.00	2.62	0.72
					66.42	71.00	4.58	3.31
					73.68	78.68	5.00	4.70
					153.44	154.80	1.36	5.02
					160.00	161.00	1.00	2.38
					163.00	164.00	1.00	1.76
					174.80	181.70	6.90	2.22
TDD175	693273	9683309	70	-52	27.07	29.00	1.93	2.23
					42.25	47.00	4.75	0.91
TDD176	693280	9683184	70	-56	67.45	77.00	9.55	2.10
TDD177	692753	9684980	70	-64	72.00	73.00	1.00	2.23
					87.00	91.00	4.00	4.80
					95.00	96.00	1.00	1.04
TDD178	693276	9682965	70	-55	43.30	44.48	1.18	2.26
					67.76	85.00	17.24	1.74
					91.26	92.00	0.74	5.47
					109.00	112.15	3.15	1.05
					126.77	131.05	4.28	0.69
					155.00	165.00	10.00	2.91
					168.00	172.00	4.00	1.01
TDD179	693392	9682802	70	-62	36.30	37.07	0.77	5.67
					44.22	47.00	2.78	1.38
					54.00	57.00	3.00	0.73

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					137.08	139.00	1.92	0.65
					164.60	166.60	2.00	2.39
					176.39	180.00	3.61	1.57
					183.00	185.00	2.00	1.17
					196.00	198.00	2.00	1.55
					222.00	224.00	2.00	1.00
					252.29	253.00	0.71	2.67
TDD180	693382	9683175	70	-57	5.00	17.00	12.00	2.82
					69.00	75.00	6.00	0.56
					94.00	104.05	10.05	0.98
TDD181	693364	9683069	70	-58	0.00	4.00	4.00	2.63
					20.73	30.29	9.56	2.13
					33.00	36.40	3.40	1.29
					42.00	50.00	8.00	3.18
					86.50	90.33	3.83	2.05
TDD182	693516	9682715	70	-55	0.00	70.60	70.60	2.68
TDD183	693348	9682409	70	-51	0.00	11.20	11.20	2.36
					15.53	21.83	6.30	1.50
					31.80	38.25	6.45	1.37
					41.00	45.74	4.74	0.86
					95.00	95.57	0.57	6.71
					107.51	109.22	1.71	2.46
					114.47	118.03	3.56	1.82
					142.47	170.00	27.53	0.80
					174.20	184.00	9.80	0.81
					215.61	216.61	1.00	3.20
					231.95	242.56	10.61	1.88
					268.26	276.84	8.58	1.88
					297.67	299.90	2.23	2.17
					307.96	308.72	0.76	1.80
					352.48	353.00	0.52	5.08
					391.66	401.00	9.34	0.96
					416.50	418.87	2.37	1.58
					421.26	423.18	1.92	0.55
					425.51	427.86	2.35	1.75
					429.86	431.86	2.00	2.21
					435.85	444.57	8.72	0.49
					454.62	455.18	1.26	0.86
TDD184	693515	9682715	70	-66	0.00	23.22	23.22	3.67
					26.00	45.38	19.38	1.43
					52.45	59.09	6.64	2.18
					72.00	73.21	1.21	3.05
					76.00	99.00	23.00	1.17
					106.09	110.00	3.91	0.60
					174.00	176.00	2.00	1.32
					187.00	189.00	2.00	1.26
					204.00	206.00	2.00	1.72
TDD185	693340	9683273	70	-54	0.00	4.00	4.00	1.70
TDD186	693377	9682506	70	-51	11.57	12.42	0.85	3.91

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					16.00	17.00	1.00	2.00
					22.00	23.00	1.00	2.67
					36.18	37.16	0.98	2.59
					57.50	58.00	0.50	2.87
					97.40	98.24	0.84	2.76
					114.00	132.00	18.00	1.10
					135.00	156.00	21.00	2.37
					182.00	187.00	5.00	0.93
					192.00	200.00	8.00	0.61
					210.29	211.00	0.71	2.33
					230.00	232.00	2.00	1.58
					240.00	245.00	5.00	0.71
					252.00	254.15	2.15	0.78
					339.00	341.00	2.00	1.93
					356.05	359.00	2.95	0.95
TDD187	693562	9682509	70	-56	0.00	44.00	44.00	2.36
TDD188	693508	9682630	70	-54	0.00	11.50	11.50	2.65
					16.00	46.00	30.00	2.83
					50.00	61.30	11.30	1.42
					123.00	147.00	24.00	1.20
					152.00	155.00	3.00	1.25
					187.00	188.00	1.00	1.08
					194.00	197.84	3.84	0.55
TDD189	693508	9682629	70	-64	0.00	108.50	108.50	2.42
					113.00	122.14	9.14	1.68
					128.32	134.26	5.94	1.27
					146.06	147.50	1.44	1.04
					151.73	152.73	1.00	1.30
					197.00	198.00	1.00	1.36
					211.00	214.00	3.00	0.65
					217.00	219.00	2.00	0.82
					223.00	224.00	1.00	121.00
					226.00	227.66	1.66	2.61
					259.00	266.11	7.11	0.99

Holes are uncut.

Core holes were inclined at between minus 50 and 68 degrees and averaged 208.04 metres in depth with a maximum down hole depth of 464.08 metres. Core recovery for these holes averaged 81% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80% and 95% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

The mineralized sections of the Twangiza North and Twangiza Main deposits are hosted within a series of mineralized feldspar porphyry sills and weakly metamorphosed pelitic sediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

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Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g. charge. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company's exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the

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Company's expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.